December 27, 2018

Daniel Sobolewski
Interim Chief Executive Officer
MOJO DATA SOLUTIONS, INC.
224 Datura Street, Suite 1015
West Palm Beach, Florida 33401

       Re: MOJO DATA SOLUTIONS, INC.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed September 6, 2018
           File No. 333-175003

Dear Mr. Sobolewski:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Financial Statements, page F-1

1. Please amend your filing to include audited financial statements in accordance with Rule
      8-02 of Regulation S-X. Please note you must also file the report of your independent registered public accounting firm. Please note that this comment also applies to Form 10-
      K for the years ended December 31, 2016 and 2015 filed on September 6, 2018.
2. Please tell us how you have complied with Rules 2-01 and 2-02 of Regulation S-X.
3. Your financial statements do not appear to comply with generally accepted accounting principles of the United States or the rules and regulations of the Securities and Exchange
      Commission. For example:

          You present a consolidated statement of operations for fiscal year 2017 that corresponds to the fiscal year 2016 consolidated statement of operations and based on
 Daniel Sobolewski
MOJO DATA SOLUTIONS, INC.
December 27, 2018
Page 2
             your disclosures in the consolidated balance sheets, consolidated statement of changes in stockholders' equity, consolidated statements of cash flows, notes to consolidated financial statements and Managements Discussion and Analysis of Financial
             Conditions and Results of Operations it appears that you had no profit and loss or cash flow activities for the year ended December 31, 2017; and The consolidated statements of cash flows reflects a bank overdraft at December 31,
             2017 and 2016 which is not consistent with the amount of cash reflected in the consolidated balance sheets.

         In addition, Management's Discussion and Analysis of Financial Condition and Results of
         Operations contains disclosures that are not consistent with the consolidated financial statements.

         Please revise your financial statements to comply with generally accepted accounting principles of the United States and the rules and regulations of the Securities and
         Exchange Commission and provide a discussion of results of operations and cash flows that is consistent with the audited financial statements and complies with Item 303 of
         Regulation S-K.

         Please note that this comment also applies to Form 10-Q for each of the quarters in fiscal
         2017, 2016 and 2015 filed on September 6, 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or Bill
Thompson at (202) 551-3344 with any questions.



FirstName LastNameDaniel Sobolewski                           Sincerely,
Comapany NameMOJO DATA SOLUTIONS, INC.
                                                              Division of
Corporation Finance
December 27, 2018 Page 2                                      Office of
Consumer Products
FirstName LastName